SPACEHAB, Inc. 12130 Highway 3, Bldg. 1 Webster, Texas 77598-1504 1.713.558.5000 fax: 1.713.558.5960 www.spacehab.com

August 31, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Pamela W. Carmody

Re:	Spacehab, Incorporated

Acceleration Request to Registration Statement on Form S-4, filed on July 21, 2005, as amended, File No. 333-126772 (“Registration Statement”)

Ladies and Gentlemen:

Spacehab, Incorporated requests that the effective date of the Registration Statement be accelerated so that such Registration Statement will be declared effective at 10:00 a.m., New York City time, on Friday, September 2, 2005, or as soon thereafter as practicable. In reference to this acceleration request, Spacehab, Incorporated hereby acknowledges that:

•	should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Spacehab, Incorporated

By:	/s/ Michael E. Kearney
Michael E. Kearney President and Chief Executive Officer